[Letterhead of]

CRAVATH, SWAINE & MOORE LLP

[New York Office]

212-474-1024

The Fresh Market, Inc.

Registration Statement on Form S-1

File No. 333-166473

June 23, 2010

Dear Mr. Owings:

The Fresh Market, Inc. (the “Company”) has filed today with the Securities and Exchange Commission (the “Commission”), via EDGAR, Amendment No. 2 (“Amendment No. 2”) to its Registration Statement on Form S-1 (File No. 333-166473) (the “Registration Statement”). This letter, together with Amendment No. 2, sets forth the Company’s responses to the comments contained in your letter dated June 17, 2010 (the “Comment Letter”), relating to the Registration Statement.

Set forth below in bold font are the comments of the staff of the Commission (the “Staff”) contained in the Comment Letter and immediately below each comment is the response of the Company with respect thereto or a statement identifying the location in Amendment No. 2 of the requested disclosure or revised disclosure. Where appropriate, supplemental information is provided.

Four clean copies of Amendment No. 2, and four copies that are marked to show changes from Amendment No. 1 to the Registration Statement, together with the supplemental Annex described in this letter, are enclosed for your convenience with three By-Hand copies of this letter. Page references in the Company’s responses are to pages in the marked copy of Amendment No. 2.

FORM S-1

Prospectus Summary, page 1

1.	We note your response and revisions to your filing in response to comment seven from our letter dated May 27, 2010. It is not clear, however, why you have included selected bullet points under the caption, “Risks Affecting Our business.” Your complete risk factor section immediately follows your summary and contains many additional risks. Item 503(c) of Regulation S-K indicates that the risk factor section is to include “...the most significant factors that make the offering speculative or risky.” Please revise or advise.

The Company has revised its disclosure on page 3 of Amendment No. 2 by deleting the bullet points under the caption, “Risks Affecting Our Business.”

Risk Factors, page 8

2.	We note your response and revisions to your filing in response to comment nine from our letter dated May 27, 2010. Please further revise your introductory paragraph to remove the statement indicating that there could be other events or developments in the future that we have not currently anticipated that may adversely affect your business in order to eliminate any indication that the risk factors discussed in that section are not all inclusive.

The Company has revised its disclosure on page 8 of Amendment No. 2 to delete the statement indicating that there could be other events or developments in the future that it has not currently anticipated and that may adversely affect its business.

The loss of key employees could negatively affect our business, page 13

3.	We note your response and revisions to your filing in response to comment 11 from our letter dated May 27, 2010. Please specifically identify the key employees you are referring to in this risk factor.

The Company has revised its disclosure on page 13 of Amendment No. 2 to identify the key employees the departure of whom could impair its ability to manage its business effectively. The Company has further revised the relevant risk factor to clarify that, in addition to these key employees, there are other employees in positions that, if vacant, could cause a temporary disruption in its business until such positions are filled.

Capitalization, page 24

4.

We note your response and revisions to your filing in response to comment 13 from our letter dated May 27, 2010. Planned distributions to owners not reflected in the latest balance sheet that are significant relative to reported equity should be reflected in the “as adjusted” amounts regardless of whether the distributions have been declared. As such, we reissue part of our previous comment. Please revise the “as adjusted” amounts to reflect dividends expected to be paid as a final distribution resulting from the termination of your S-corporation status. Please similarly include planned distributions in the pro forma balance sheet data on page F-23 as previously requested in comment 46 in our letter dated May 27, 2010, and revise your disclosure in footnote (5) to Summary Financial Information and Other Data on page 6 and footnote (6) to Selected Historical Financial and Other Data on page 25 accordingly. Please refer to ASC 855-10-S99-1.

The Company has revised the “as adjusted” column of the capitalization table on page 24 of Amendment No. 2 and the pro forma balance sheet on page F-23 of Amendment No. 2 to reflect an additional $4.0 million distribution to its shareholders on June 11, 2010, for estimated tax payments that were due on June 15, 2010. The Company notes that there are no planned distributions to shareholders related to the Company’s reported equity as of March 28, 2010, including any final distribution resulting from the termination of its S-corporation status, that have not been reflected in the “as adjusted” column of the capitalization table on page 24 of Amendment No. 2 and the pro forma balance sheet on page F-23 of Amendment No. 2. Future distributions to the Company’s shareholders, if any, will be based solely on the Company’s results of operations subsequent to March 28, 2010, which are not known at this time and which are not reflected in the reported equity as of March 28, 2010. Furthermore, as there are no planned final distributions to shareholders of the reported equity included in the “as adjusted” column of the capitalization table on page 24 of Amendment No. 2 and the pro forma balance sheet on page F-23 of Amendment No. 2 in connection with the termination of the Company’s S-corporation status, the remaining retained earnings balance, which will be retained by the Company, has been reclassified to additional paid-in-capital in accordance with ASC 505-10-S99-3.

The Company has also revised its disclosure on page 23 of Amendment No. 2 to clarify that any future distributions to its shareholders will only be based on its results of operations subsequent to March 28, 2010.

Management’s Discussion and Analysis of Financial Condition… page 27

Selling, General and Administrative Expenses, page 30

5.	Please describe the broad-based cost-savings measures taken at your corporate office to mitigate the effect of adverse economic conditions on your operating results.

The Company has revised its disclosure on page 30 of Amendment No. 2 to describe the broad-based cost-savings measures.

Results of Operations, page 31

Quarter Ended March 28, 2010 Compared to the Quarter Ended… page 33

6.	We note that the drop in your selling, general and administrative expenses was primarily due to the improvement in your store-level labor expense.

Please expand this section to discuss why your store-level labor expense decreased. Also, please briefly discuss what contributed to the remaining 25% of your expense improvement.

The Company has expanded its disclosure on pages 33 through 35 of Amendment No. 2 to describe why its store-level labor expense decreased and to discuss what contributed to the remaining 25% of its expense improvement.

Year Ended December 31, 2009 Compared to the Year Ended December 31, 2008

Selling, General and Administrative Expenses, page 34

7.	We note your response and revisions to your filing in response to comment 17 from our letter dated May 27, 2010. We understand that you are unable to accurately quantify the impact of the broad-based cost saving-measures implemented during the past two years on selling, general and administrative expenses as a percentage of sales, the impact of labor scheduling refinements and management staffing on store-level labor expense and changes in merchandising programs or the impact of lower product costs, changes in supplies, store occupancy and utilities cost and changes in distribution costs on gross profit. As such, please provide a discussion of significant changes in the cost elements included in cost of goods sold and selling, general and administrative expenses in absolute dollars that facilitates an understanding of trends in gross profit, gross margin rate and operating expenses in your analysis of results of operations for each period presented. Please also quantify the extent to which increases in gross profit was attributable to increases in sales and changes in the gross margin rate.

The Company has revised its disclosure on pages 33 through 36 of Amendment No. 2 to provide a discussion of significant changes in cost elements included in cost of goods sold and selling, general and administrative expenses as well as to quantify the extent to which increases in gross profit were attributable to increases in sales and changes in the gross margin rate.

8.	Please briefly discuss how cross-training your employees reduced your labor expenses.

The Company has revised its disclosure on page 35 of Amendment No. 2 to include a brief discussion of how cross-training its employees reduced its labor expenses.

Liquidity and Capital Resources, page 36

9.	Please discuss why your liquidity and borrowing costs were not materially affected even though the economic conditions in 2008 and 2009 materially impacted your comparable store sales.

The Company has revised its disclosure on page 37 of Amendment No. 2 to include a discussion of why its liquidity and borrowing costs were not materially affected by the economic conditions in 2008 and 2009.

Financing Activities, page 38

10.	We note your response and revisions to your filing in response to comment 19 from our letter dated May 27, 2010. Please further expand to discuss the cash refinement activities that you implemented in 2009 and why this caused you to borrow and repay amounts under your revolving credit facility at a higher frequency.

The Company has expanded its disclosure on pages 39 through 40 of Amendment No. 2 to further discuss the refinement in its cash management activities that it implemented in 2009.

Compensation Discussion and Analysis, page 67

Compensation Programs and Practices in 2009, page 67

What types of long-term incentive compensation did the named executive….page 69

11.	We note your response and revisions to your filing in response to comment 13 from our letter dated May 27, 2010. We note your response and revisions to your filing in response to comment 36 from our letter dated May 27, 2010. Please clarify your use of the word “annually.” For example, please revise to indicate if officers can annually elect to change their previous Shadow Equity Bonus Awards into cash awards or it means each year when awards are granted or something else entirely. Also, please clarify the meaning of “ordinary course compensation arrangements”, what you mean by “significant contribution” and who determines what constitutes a significant contribution.

The Company has revised its disclosure on page 70 of Amendment No. 2 to clarify the discussion of the timing of an officer’s election of an immediate cash award or a Shadow Equity Bonus. The Company has also expanded its disclosure to discuss what constitutes and who determines what constitutes a “significant contribution”.

12.	We note that you removed the definition of “EBITDA” from your disclosure. Please reinsert this disclosure or otherwise explain why it was appropriate for you to remove the definition.

The Company informs the Staff that the definition of “EBITDA” appears on page 69 of Amendment No. 2.

How was annual bonus compensation determined?, page 64

13.	We note your response and revisions to your filing in response to comment 34 from our letter dated May 27, 2010. We note that your board of directors conducted a subjective analysis of the named executive officers individual performance. Please discuss what factors the board of directors considered when they assessed a named executive officers individual performance to determine the amount of their annual bonus compensations.

The Company has revised its disclosure on page 70 of Amendment No. 2 to discuss what factors the board of directors considered when it assessed a named executive officer’s individual performance to determine the amount of such officer’s annual bonus compensation.

Did any of the components of our named executive officers’ compensation…, page 71

14.	You state that “[w]e expect that the terms of the stock options will be amended such that, if this offering is consummated, the officers will be able to sell shares in this offering.” Please confirm if the shares underlying these options are being registered in this sale and confirm that you will include these officers on the selling shareholders table. Also, please confirm that you will amend your selling shareholder disclosure if the stock options are amended.

The Company confirms that the shares underlying the stock options are being registered in this sale. The Company respectfully informs the Staff that all of the officers who will sell shares in this offering are included on the principal and selling stockholders table on page 88 of Amendment No. 2. The Company also informs the Staff that the selling shareholder disclosure is presently drafted to reflect the anticipated amendments to the stock option agreements.

Revolving Loans, page 84

15.	We note your response and revisions to your filing in response to comment 38 from our letter dated May 27, 2010. In Note 14 you state that as of December 31, 2009 and 2008 the Company had no advances under the unsecured subordinated revolving loan, agreement with the stockholders of the Company. However, in this section you state that there were no borrowings outstanding under this facility as of December 31, 2009. Please revise this section to be consistent with Note 14 or tell us why it is not appropriate for you to do so.

The Company has revised its disclosure on page 86 of Amendment No. 2 to ensure consistency with Note 14.

Underwriting, page 98

16.	We note your response and revisions to your filing in response to comment 42 from our letter dated May 27, 2010. Please revise to either identify each underwriter that intends to sell shares to discretionary accounts or clarify that all underwriters involved the sale intend to sell shares to discretionary accounts.

Although it has not yet been fully determined which investment banks will be members of the syndicate for this offering, the underwriters have advised the Company that currently no principal underwriter in this offering intends to sell to discretionary accounts. However, in the interests of full disclosure and in the event of any unintended failure by an underwriter not to sell to such discretionary accounts, the underwriters believe it is customary, and similar language is included in many Form S-1 and Form F-1 filings for initial public offerings, to include a statement in the prospectus stating that any sales to discretionary accounts, if made, will not be greater than 5% of the shares being offered in the offering. Accordingly, the underwriters respectfully request to keep this sentence in the prospectus, but not identify any underwriters, since it is not intended that any underwriter will sell to any accounts over which it exercises discretionary authority.

Note 8. Employee Benefits, page F-18

Shadow Equity Bonus Plan, page F-19

17.	We reviewed your response to comment 48 in our letter dated May 27, 2010. Please tell us the significant provisions of the retention bonus agreements, including term and vesting provisions and whether the executives received any payouts. Please also tell us why the executives agreed to terminate the agreements and forgo compensation, if any, for the remaining term of the agreements.

The Company informs the Staff that the retention bonus agreements were adopted primarily because the Board of Directors of the Company (the “Board”) was considering a possible sale of the Company and wanted to incentivize the relevant employees to (1) achieve maximum value in any sale transaction and (2) remain with the Company through the completion of any sale transaction. The retention bonus agreements provided for a cash bonus payment to be made to the executives if (i) a sale of the Company occurred prior to July 1, 2009, (ii) either (a) the employee continued to be employed by the Company until such sale or (b) the employee’s employment with the Company was terminated prior to such sale because of the employee’s death or disability and (iii) the employee was in compliance with certain confidentiality provisions.

During 2008, when it was determined that the possible sale of the Company was unlikely to occur in the then-current economic environment, the Board and the executives agreed to cease consideration of a sale transaction. In July 2008, the Board and the executives agreed to terminate the retention bonus agreements because, in light of the foregoing, the retention bonus agreements no longer provided a meaningful incentive to the executives. The executives did not receive any payouts pursuant to the retention bonus agreements and at the time of the termination of the retention bonus agreements, no compensation was payable and therefore none was foregone.

Draft Legal Opinion

18.	Since the legal opinion is rendered at the time of effectiveness, please remove the qualification “receipt from the Commission of notification of effectiveness of the Registration Statement...”

The Company is submitting to the Staff supplementally as Annex A to the By-Hand copy of this letter, a revised draft of the legal opinion, with the qualifying language omitted, for the Staff’s review.

Please contact the undersigned at (212) 474-1024, or, in my absence, Keith Hallam at (212) 474-1458, with any questions or comments you may have regarding the Registration Statement.

Very truly yours,

/s/ Craig Arcella

Craig F. Arcella

Mr. H. Christopher Owings

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

BY FED EX

Copy with enclosures to:

Mr. Robert W. Errett

Staff Attorney

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

BY FED EX

Ms. Lisa Klinger

The Fresh Market, Inc.

628 Green Valley Road, Suite 500

Greensboro, NC 27408

BY FED EX